METALLICA RESOURCES INC.
FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer:

Metallica Resources Inc.
36 Toronto Street, Suite 1000
Toronto, Ontario M5C 2C5

Item 2.	Date of Material Change

June 19, 2007

Item 3.	Press Release

The press release attached as Schedule "A" was released on MarketWire in Canada and the United States on June 19, 2007 pursuant to section 75(1) of the Act.

Item 4.	Summary of Material Change

Metallica Resources Inc. reports that its subsidiary, Minera San Xavier, S.A. de C.V., a Mexican corporation ("MSX"), has terminated its mining contract with Washington Group Latin America, Inc. ("WGLA") under which WGLA had served as the mining contractor for MSX’s Cerro San Pedro Mining Project in Mexico. It is likely that the termination of WGLA will have a short term negative impact on production levels at the Mining Project until the transition to a new contractor is completed.

Item 5.	Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6.	Reliance on subsection 7.1(2) or (3) National Instrument 51-102

The report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7.	Omitted Information

No information has been omitted from this material change report on the basis that it is confidential information.

Item 8.	Executive Officers

The following executive officer of Metallica Resources Inc. may be contacted for additional information:

Mr. Richard J. Hall
Metallica Resources Inc.
c/o Metallica Management Inc.
12200 East Briarwood Avenue, Suite 165
Centennial, Colorado 80112

Dated as June 21, 2007

METALLICA RESOURCES INC.

By:	/s/ Richard J. Hall
Richard J. Hall
President and Chief Executive Officer

SCHEDULE A

Press Release No. 07-07

METALLICA RESOURCES TERMINATES MINING CONTRACT WITH WASHINGTON GROUP LATIN AMERICA AT CERRO SAN PEDRO PROJECT, MEXICO

Toronto, Ontario – June 19, 2007 - Metallica Resources Inc. (TSX: MR, AMEX: MRB) announced today that its subsidiary, Minera San Xavier, S.A. de C.V., a Mexican corporation ("MSX"), has terminated its mining contract with Washington Group Latin America, Inc. ("WGLA") under which WGLA had served as the mining contractor for MSX’s Cerro San Pedro Mining Project in Mexico. The termination is effective June 19, 2007. MSX intends to continue to operate the Mining Project through one or more other contractors. However, it is likely that the termination of WGLA will have a short term negative impact on production levels at the Mining Project until the transition to a new contractor is completed.

Metallica Resources is a Canadian precious and base metal exploration and development company focused on the Americas. It currently has 92.2 million shares outstanding. As of March 31, 2007 it had approximately US$36 million in cash and cash equivalents with no debt. For further details on Metallica Resources, please visit the company’s website at www.metal-res.com.

CONTACT: Richard J. Hall, President and CEO, (303) 796-0229, Ext. 304.

Information in this news release that is not current or historical factual information may constitute forward-looking information or statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Implicit in this information, particularly in respect of statements as to future operating results and economic performance of the Company, and resources and reserves at the Company’s mineral projects, are assumptions regarding projected revenue and expense, gold, silver and copper prices, and mining costs. These assumptions, although considered reasonable by the Company at the time of preparation, may prove to be incorrect. Readers are cautioned that actual results are subject to a number of risks and uncertainties, including risks relating to general economic conditions and mining operations, and could differ materially from what is currently expected. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.